Exhibit 4. (b)(ii).4  Letter From Terence Robinson Concerning Jenn Project

TERENCE ROBINSON

January 31, 2003

Robert Kennedy
President
Current Capital Corp.
47 Avenue Road, Suite 200
Toronto, Ontario
M5R 2G3

Dear Mr. Kennedy:

Re:  Jenn Project

Please find enclosed original copies of the Artist Management Contract, Investment Agreement and Producer Agreement (the "Agreements") between myself and Jennifer Schroder concerning the production of a three song musical recording (the "Jenn Project").

It is understood that all rights, properties and obligations conveyed under the said agreements are the title of Current Capital Corp., while I shall continue to act as trustee on behalf of Current Capital and its successors or assignees. Current Capital agrees to fulfil all the requirements set forth in the Agreements and has the right to further assign or sell the rights and/or properties of the Jenn Project.

Yours truly,

/s/  Terence Robinson

Terence Robinson

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